UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Ares Commercial Real Estate Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04013V108

(CUSIP Number)

Monica J. Shilling, Esq.
Proskauer Rose LLP
2049 Century Park East, 32nd Floor
Los Angeles, CA  90067-3206
(310) 557-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 04013V108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Investments Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,000,000 (See Item 5) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,000,000 (See Item 5) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (See Item 5) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.7% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons (as defined in Item 2 hereof) hold 2,000,000 shares of Common Stock (as defined in Item 1 hereof).  The Reporting Persons (other than Ares Investments Holdings LLC, with respect to the shares it holds directly) disclaim beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock (as defined in Item 1 hereof) referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

CUSIP No. 04013V108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Investments LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,000,000 (See Item 5) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,000,000 (See Item 5) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (See Item 5) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.7% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons hold 2,000,000 shares of Common Stock.  The Reporting Persons (other than Ares Investments Holdings LLC, with respect to the shares it holds directly) disclaim beneficial ownership of the securities reported herein, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

CUSIP No. 04013V108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,000,000 (See Item 5) (1)

	9.	Sole Dispositive Power 0

10.	Shared Dispositive Power 2,000,000 (See Item 5) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (See Item 5) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.7% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons hold 2,000,000 shares of Common Stock.  The Reporting Persons (other than Ares Investments Holdings LLC, with respect to the shares it holds directly) disclaim beneficial ownership of the securities reported herein, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

Item 1.                       Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Ares Commercial Real Estate Corporation (the “Issuer”), a Maryland corporation.  The address of the principal executive offices of the Issuer is Two North LaSalle Street, Suite 925, Chicago, Illinois 60602.

Item 2.                       Identity and Background

This statement is being filed jointly by (i) Ares Investments Holdings LLC, a Delaware limited liability company (“AIH”); (ii) Ares Investments LLC, a Delaware limited liability company (“AI”); and (iii) Ares Partners Management Company LLC, a Delaware limited liability company (“APMC,” and together with AIH and AI, the “Reporting Persons”).  The address of the principal business and principal office of each of the Reporting Persons is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.  The principal business of AIH is to make investments. The principal business of each of APMC and AI is to act as a holding company.  AIH is controlled by AI, which, in turn, is controlled by APMC.  APMC is managed by an executive committee comprised of Michael Arougheti, David Kaplan, Gregory Margolies, Antony Ressler and Bennett Rosenthal.  Because the executive committee acts by consensus/majority approval, none of the members of the executive committee has sole voting or dispositive power with respect to any shares of Common Stock.   Each of the members of the executive committee of APMC, the Reporting Persons (other than AIH, with respect to the shares it holds directly) and the directors, officers, partners, stockholders, members and managers of the Reporting Persons expressly disclaims beneficial ownership of any shares of common stock.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.                       Source and Amount of Funds or Other Consideration

The funds for the purchase of the Shares (as defined below) acquired by AIH, as more fully described in Item 4 hereof, were obtained from the general working capital of the Reporting Persons.

Item 4.                       Purpose of Transaction

On September 1, 2011, the Issuer was formed as a Maryland corporation.  On December 9, 2011, December 28, 2012, January 25, 2012, and February 6, 2012, AIH contributed $1,400,000, $5,200,000, $8,000,000 and $15,400,000, respectively, to the Issuer in exchange for the Issuer’s agreement to issue an aggregate of 3,000,000 shares of Common Stock upon an increase in the Issuer’s authorized number of shares.  On February 8, 2012, the Issuer amended and restated its charter to increase the number of authorized shares of Common Stock and 3,000,000 shares of Common Stock were issued to AIH.  On February 22, 2012, the Issuer effected a one-for-two reverse stock split of the issued and outstanding Common Stock, which resulted in AIH owning 1,500,000 shares of Common Stock (the “Pre IPO Shares”).

In connection with the Issuer’s initial public offering, which closed on May 1, 2012 (the “IPO”), the Issuer sold an aggregate of 7,700,000 shares of Common Stock (not including 1,155,000 shares which may be issued and sold to the underwriters upon the exercise of the underwriters’ over-allotment option) to a syndicate of underwriters in a firm commitment underwritten offering.  The Reporting Persons purchased an aggregate of 500,000 shares of Common Stock (the “IPO Shares,” together with the Pre-IPO Shares, the “Shares”) for an aggregate purchase price of $9,250,000.  The Reporting Persons consider the shares of Common Stock that they beneficially own as an investment made in the ordinary course of their respective businesses. The Reporting Persons review on a continuing basis AIH’s investment in the Issuer.  Based on such review, one or more of the Reporting Persons, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, additional securities of the Issuer, dispose of, or cause to be disposed, such securities, enter into or unwind hedging or other derivative transactions with respect to such securities, pledge their interest in such securities as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.  In addition, the Reporting Persons may exercise any and all of their rights in a manner consistent with their direct and indirect equity interests, contractual rights and restrictions and other duties, if any.  These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of the form Schedule 13D promulgated under the Act.  In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with each other and with other stockholders, industry participants and other interested parties concerning the Issuer.

Item 5.                       Interest in Securities of the Issuer

(a)                                  See items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)                                 See items 7 though 10 of the cover pages hereto, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)                                  Except for the information set forth or incorporated by reference herein or in Items 3, 4 or 6, which is incorporated by reference herein, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Shares have been pledged in the ordinary course to secure indebtedness of AIH, and such pledge is not expected to have any effect on the beneficial ownership of the Shares.

In connection with the IPO, on April 25, 2012, AIH entered into a lock-up agreement (the “Lock-Up Agreement”) with the underwriters whereby AIH agreed that, during a period of 365 days from April 25, 2012, AIH will not, without the prior written consent of Wells Fargo Securities, LLC and Citigroup Global Markets Inc., directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any shares of the Issuer’s Common Stock or preferred stock or other capital stock (collectively, “Capital Stock”) or any securities convertible into or exercisable or exchangeable for Common Stock or other Capital Stock, whether now owned or hereafter acquired by such person or with respect to which such person has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”) or (ii) enter into any swap or any other agreement, arrangement or transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequence of ownership of the Lock-Up Securities, in each case whether any such swap or transaction is to be settled by delivery of Common Stock, other Capital Stock, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing.

In connection with the IPO, on April 25, 2012, AIH also entered into a registration rights agreement (the “Registration Rights Agreement”) with respect to the Common Stock held by AIH.  Pursuant to the Registration Rights Agreement, the Issuer granted AIH and its direct and indirect transferees:

•                  unlimited demand registration rights to have the registrable shares registered for resale; and

•                  in certain circumstances, the right to “piggy-back” the registrable shares in registration statements the Issuer might file in connection with any future public offering.

Notwithstanding the foregoing, any such registration is subject to cutback provisions, and the Issuer is permitted to suspend the use, from time to time, of the prospectus that is part of such registration statement (and therefore suspend sales under such registration statement) for certain periods, referred to as “blackout periods.”

The foregoing summaries of the Lock-Up Agreement and the Registration Rights Agreement contained in this Schedule 13D are qualified in their entirety by reference to the full text of the Lock-Up Agreement and the Registration Rights Agreement respectively, which are attached hereto as Exhibits 1 and 2 respectively and incorporated by reference to this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Lock-up Agreement, dated as of April 25, 2012, by Ares Investments Holdings LLC

Exhibit 2

Registration Rights Agreement, dated as of April 25, 2012, by Ares Commercial Real Estate Corporation and Ares Investments Holdings LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K (File No. 001-35517), filed on May 4, 2012)

Exhibit 3	Joint Filing Agreement, dated as of May 8, 2012, by and among Ares Investments Holdings LLC, Ares Investments LLC and Ares Partners Management Company LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2012	ARES INVESTMENTS HOLDINGS LLC

/s/ Michael D. Weiner
	By:	Michael D. Weiner
	Its:	Authorized Signatory

ARES INVESTMENTS LLC

/s/ Michael D. Weiner
	By:	Michael D. Weiner
	Its:	Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/ Michael D. Weiner
	By:	Michael D. Weiner
	Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 1	Lock-up Agreement, dated as of April 25, 2012, by Ares Investments Holdings LLC

Exhibit 2

Registration Rights Agreement, dated as of April 25, 2012, by Ares Commercial Real Estate Corporation and Ares Investments Holdings LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K (File No. 001-35517), filed on May 4, 2012)

Exhibit 3	Joint Filing Agreement, dated as of May 8, 2012, by and among Ares Investments Holdings LLC, Ares Investments LLC and Ares Partners Management Company LLC